NEW ALTERNATIVES FUND

150 Broadhollow Road

Suite PH2

Melville, NY 11747

(800) 423-8383

September 17, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund – Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-197877)

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of New Alternatives Fund be accelerated to Wednesday, September 17, 2014 pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

NEW ALTERNATIVES FUND

By:   /s/ DAVID J. SCHOENWALD

Name:   David J. Schoenwald

Title:   Chairperson of the Board and President

FORESIDE FUNDS DISTRIBUTORS LLC

By:   /s/ MARK A. FAIRBANKS

Name:   Mark A. Fairbanks

Title:   President